UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

PROS Holdings, Inc.
Common Stock
7436Y 103
12/31/09

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74346Y 103

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Albert E. Winemiller

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5.	SOLE VOTING POWER

150,100

	6.	SHARED VOTING POWER

1,520,000

	7.	SOLE DISPOSITIVE POWER

150,100

	8.	SHARED DISPOSITIVE POWER

1,520,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,670,100

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.
(a) Name of Issuer
PROS Holdings, Inc.
(b) Address of Issuer’s Principal Executive Offices
3100 Main Street, Suite 900, Houston, TX 77002
Item 2.
(a) Name of Person Filing
Albert E. Winemiller
(b) Address of Principal Business Office or, if none, Residence
3100 Main Street, Suite 900, Houston, TX 77002
(c) Citizenship
United States of America
(d) Title of Class of Securities
Common Stock, par value $0.001 per share
(e) CUSIP Number
7436Y 103
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
1,670,100 shares, consisting of (i) 1,500,000 shares held of record by Albert E. Winemiller Jr. 2006 Irrevocable Trust, (ii) 20,000 shares held of record by Debra Ann Winemiller (iii) 100 shares held of record by Albert E. Winemiller, and (iv) stock options to acquire 150,000 shares, which are immediately exercisable and which vest as to 25% on April 2, 2008 and the remainder monthly thereafter based on continued employment through April 2, 2011. Mr. Winemiller disclaims beneficial ownership of the shares held of record by Albert E. Winemiller Jr. 2006 Irrevocable Trust and Debra Ann Winemiller.
(b) Percent of class:
6.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
150,100
(ii) Shared power to vote or to direct the vote
1,520,000
(iii) Sole power to dispose or to direct the disposition of
150,100
(iv) Shared power to dispose or to direct the disposition of
1,520,000
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable
Item 8. Identification and Classification of Members of the Group
Not applicable
Item 9. Notice of Dissolution of Group
Not applicable

Item 10. Certification
Not applicable
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 12, 2010

/s/ Albert E. Winemiller
Albert E. Winemiller